UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                Commission File Number 002-69494


                           NOTIFICATION OF LATE FILING

           (Check One):[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB
 [ ] Form N-SAR   [ ]   Form N-CSR

         For Period Ended:   September 30, 2003
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[ ] Transition Report on Form 10-K        [ ]   Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F        [ ]   Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

         For the Transition Period Ended: ______________________________________

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Global Gold Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
  104 Field Point Road
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City, state and zip code     Greenwich, CT 06830
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

                     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]



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                     (b)    The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

          The registrant cannot file its FORM 10-QSB within the prescribed time period because of pending additional financial information necessary for finalizing its financial statements.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

        Bonnie J. Roe              (203)                   977-7300
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          (Name)                (Area Code)            (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                               [ ]    Yes     [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                               [ ]    Yes     [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            It is anticipated that the Company had a net loss for the quarter ended September 30, 2003 of approximately $190,000, or $.02 per share, as compared to the net loss of $12,000, or $0.00 per share, for the quarter ended September 30, 2002. For the nine months ended September 30, 2003, it is anticipated that the Company had a net loss of approximately $308,000, or $.04 per share, as compared to the net loss of $26,000, or $.01 per share, for the nine months ended September 30, 2002.


                             Global Gold Corporation
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                    GLOBAL GOLD CORPORATION

Date  November 14, 2003           By: /s/ Drury J. Gallagher
      -----------------           ---------------------------------------
                                  Name:  Drury J. Gallagher
                                  Title: Chairman and Chief Executive Officer




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